BY EDGAR TRANSMISSION

February 25, 2015

Ms. Michelle Roberts
Mr. Tony Burak
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Principal Variable Contracts Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-201662

Dear Ms. Roberts:
This letter responds, on behalf of Principal Variable Contracts Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me on Friday, February 13, 2015. Changes in response to staff comments will be made by the Registrant in a Form 497 related to the Reorganization of the LargeCap Blend Account II into the Principal Capital Appreciation Account.

Comment 1. On the President’s letter, please include information noting when shareholders should expect to receive the proxy statement/prospectus.

Response. The requested disclosure has been made.

Comment 2. In the section titled “The Reorganization”, please clarify there are differences in the principal investment styles of sub-advisors of each fund given the fact that approximately 70% of the Acquired Fund's securities will be disposed of prior to the Reorganization.

Response. The requested disclosure has been made.

Comment 3. In the section titled “The Reorganization”, please include disclosure as to why approximately 70% of the Acquired Fund’s securities will be sold in connection with the Reorganization.

Response. The requested disclosure has been made.

Comment 4. In the section titled “Comparison of Acquired and Acquiring Funds”, please highlight that the Acquired Fund may purchase foreign securities.

Response. The requested disclosure has been made.

Comment 5. Throughout the registration statement, the risks and polices of the two funds are noted as “similar” or “substantially similar”. Please clarify which is correct and conform throughout the document.

Response.   The requested disclosure has been made.

Comment 6. In the Fees and Expenses table, if 2014 information is available, please include.

Response. The audit of the 2014 information is not ready for publication. The information included in the Form N-14 filing complies with Rule 3.18(b) of Regulation S-X.

Comment 7. In the Fees and Expenses table and Examples table, please make note that contract expenses are not reflected in either table.

Response. The requested disclosure has been made.

Comment 8. In the Performance section, please update to 2014 information if available.

Response. The requested revision has been made.

Comment 9. In the preamble to the Performance section, when noting that performance for the Class 2 shares is based on performance of Class 1 shares, please clarify that this information is relative to the LargeCap Blend Account II.

Response. The requested disclosure has been made.

Comment 10. In the section titled “Reasons for the Reorganization”, when discussing the relative performance of each fund, please include disclosure that past performance is no guarantee of future performance.

Response. The requested disclosure has been made.

Comment 11. In the Capitalization table, transaction costs expected to be incurred with respect to the
Reorganization should be shown as an adjustment in the table reducing the net assets of the combined fund.

Response. The requested disclosure has been made.

Comment 12. In the section titled “Voting Information”, please include disclosure regarding mirror voting.

Response. The requested disclosure has been made.

Comment 13. In the preamble to the Financial Highlights, please revise to note the semi-annual period ended June 30, 2014.

Response. The requested revision has been made.

Comment 14. In the pro-forma Statement of Assets and Liabilities in the Statement of Additional Information, transaction costs expected to be incurred with respect to the Reorganization should be shown as an adjustment reducing the net assets of the combined fund.

Response. The requested revision has been made.

Comment 15. In the pro-forma schedule in the schedule of investments, please include the name of the surviving fund in the statement heading.

Response. The requested revision has been made.

Comment 16. In the pro-forma schedule in the schedule of investments, net assets of the combined fund should be reduced by transaction costs expected to be incurred with respect to the Reorganization.

Response. The requested revision has been made.

Comment 17. In the pro-forma notes to the financial statements in the Statement of Additional Information, please include a note disclosing which entity will be the surviving fund for accounting purposes.

Response. The requested revision has been made.

Comment 18. In the third paragraph of note number 2 in the pro-forma notes to the financial statements in the Statement of Additional Information, provide an estimate of the extent to which investment securities of the target fund will be sold in connection with the reorganization.

Response. The requested revision has been made.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Variable Contracts Funds, Inc.

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